Exhibit (d)(7)(i)

FORM OF

May 13, 2013

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

ING Investments, LLC (“ING Investments”) and ING Investment Management Co. LLC (“ING IM”) are parties to a Sub-Advisory Agreement, dated May 13, 2013 (the “Agreement”), and pursuant to the Agreement, ING Investments has agreed to pay ING IM an annual sub-advisory fee of 0.18% as a percentage of average daily net assets of ING Investment Grade Credit Fund (formerly, ING SPorts Core Fixed Income Fund, the “Fund”), effective May 13, 2013. By this letter dated May 13, 2013, ING IM voluntarily waives the annual sub-advisory fee that it is entitled to receive as follows:

ING IM will waive the sub-advisory fee payable by ING Investments for a period from May 13, 2013 through August 1, 2014 (the “Wavier Period”) for the Fund, such that the new sub-advisory fee rate is 0.00% for the Fund.

ING IM acknowledges that any fees waived during the Waiver Period pursuant to this letter shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of ING Separate Portfolios Trust.

Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

Christopher Kurtz
Vice President, Finance
ING Investment Management Co. LLC

ACCEPTED AND AGREED TO:
ING Investments, LLC

By:

Todd Modic
Senior Vice President